UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company relating to the general mandates to issue and repurchase shares and re-election of retiring directors and Notice of Annual General Meeting (the “AGM”) together with a form of proxy for the AGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name: Wong Nga Lai, Alice Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: April 16, 2015

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Television Network Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the AGM to be held at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 20 May 2015 at 11:00 a.m. is set out on pages 13 to 16 of this circular. A form of proxy is also enclosed.

Whether or not you are able to attend and vote at the AGM, you are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No.183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude you from subsequently attending and voting in person at the AGM or any adjourned meetings should you so wish.

16 April 2015

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“AGM”	the annual general meeting of the Company to be held at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 20 May 2015 at 11:00 a.m.

“Annual Report”	the annual report of the Company for the sixteen months ended 31 December 2014

“Articles”	the articles of association of the Company

“Board”	the board of Directors

“Companies Ordinance”	Companies Ordinance, Chapter 622 of the Laws of Hong Kong

“Company”	Hong Kong Television Network Limited

“Director(s)”	the director(s) of the Company

“General Mandates”	the Issue Mandate and the Repurchase Mandate to be sought at the AGM as set out in the Notice of AGM

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issue Mandate”	a general mandate to allot, issue and deal with Shares not exceeding 20% of the number of the Shares in issue as at the date of passing of the resolution approving the Issue Mandate

“Latest Practicable Date”	10 April 2015, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Notice of AGM”	the notice convening the AGM set out on pages 13 to 16 of this circular

DEFINITIONS

“Repurchase Mandate”	a general mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the number of the Shares in issue as at the date of the resolution approving the Repurchase Mandate

“SFO”	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Share(s)”	ordinary share(s) of the Company

“Shareholder(s)”	the registered holder(s) of the Share(s)

“Share Repurchase Rules”	the applicable provisions under the Listing Rules to regulate the repurchase by companies of their own securities listing on the Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“%”	per cent.

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky	13th Floor
Mr. Cheung Chi Kin, Paul	Trans Asia Centre
Ms. To Wai Bing	18 Kin Hong Street
Ms. Wong Nga Lai, Alice	Kwai Chung
New Territories
Independent Non-executive Directors:	Hong Kong
Mr. Lee Hon Ying, John
Mr. Peh Jefferson Tun Lu
Mr. Mak Wing Sum, Alvin

16 April 2015

To the Shareholders

Dear Sirs or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

I.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM for (i) the grant to the Directors the General Mandates and (ii) the re-election of retiring Directors.

II.	GENERAL MANDATES

At the AGM, ordinary resolutions will be proposed to grant to the Directors the General Mandate as follows:

(a)	to grant to the Directors the Issue Mandate to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the number of the Shares in issues as at the date of the passing of such resolution;

LETTER FROM THE BOARD

(b)	to grant to the Directors the Repurchase Mandate to enable them to repurchase Shares up to a maximum of 10% of the number of the Shares in issue as at the date of the passing of such resolution; and

(c)	to increase the number of Shares to be allotted and issued under the Issue Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.

The general mandates will expire at the conclusion of the AGM and the purpose of this circular is to request your support to renew the General Mandates at the AGM.

Under the Listing Rules, the Company is required to give to the Shareholders all information which is reasonably necessary to enable the Shareholders to make an informed decision as to whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate. The explanatory statement as required by the Listing Rules is set out in the Appendix I to this circular.

(a)	Issue Mandate

At the AGM, an ordinary resolution will be proposed which, if passed, will give the Directors the Issue Mandate to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the number of the Shares in issue at the date passing of the resolution, details of which are set out in ordinary resolution No.4 in the Notice of AGM. In addition, conditional upon the proposed resolution to grant to the Directors the Repurchase Mandate being passed, an ordinary resolution will be proposed to authorise the Directors to allot, issue and otherwise deal with new Shares up to an amount equal to the aggregate number of the Shares repurchased by the Company in order to provide flexibility for issuing new Shares when it is in the interests of the Company.

The Company had an aggregate of 809,016,643 Shares in issue as at the Latest Practicable Date. Subject to the passing of the proposed resolution for the approval of the Issue Mandate, the Company will therefore be allowed to allot and issue up to a maximum of 161,803,328 Shares, representing 20% of the number of the Shares in issue.

The Issue Mandate will expire on the day being the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of Hong Kong to be held; and (iii) the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

LETTER FROM THE BOARD

(b)	Repurchase Mandate

An ordinary resolution will be proposed at the AGM to grant to the Directors the Repurchase Mandate, details of which are set out in ordinary resolution No.5 in the Notice of AGM. The Shares which may be repurchased pursuant to Repurchase Mandate is limited to a maximum of 10% of the number of the Shares in issue at the date of passing of the resolution approving the Repurchase Mandate.

The Company had an aggregate of 809,016,643 Shares in issue as at the Latest Practicable Date. Subject to the passing of the proposed resolution for the approval of the Repurchase Mandate, the Company will therefore be allowed to repurchase up to a maximum of 80,901,664 Shares, representing 10% of the number of the Shares in issue.

The Repurchase Mandate will expire on the day being the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of Hong Kong to be held; and (iii) the date on which the authority set out in the resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

Details of the above ordinary resolutions are set out in ordinary resolutions Nos.4, 5 and 6 in the Notice of AGM.

III.	RE-ELECTION OF RETIRING DIRECTORS

In accordance with Articles 96 and 99 of the Articles, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Ms. Wong Nga Lai, Alice will retire from office by rotation at the AGM and, being eligible, will offer themselves for re-election.

The re-appointment of Directors has been reviewed by the nomination committee of the Company, which made recommendation to the Board that the re-election be proposed for Shareholders’ approval at the AGM.

Hence, the Board proposes to re-appoint Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Ms. Wong Nga Lai, Alice as Directors at the AGM. Biographical details of the Directors who are proposed for re-election are set out in Appendix II to this circular.

IV.	AGM

Notice of AGM is set out on pages 13 to 16 of this circular. The AGM to be held on, Wednesday, 20 May 2015 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions to approve the grant of the General Mandates and the re-election of the retiring Directors.

LETTER FROM THE BOARD

Whether or not you are able to attend and vote at the AGM, you are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No.183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude you from subsequently attending and voting in person at the AGM or any adjourned meetings should you so wish.

V.	VOTING PROCEDURES BY SHAREHOLDERS

Pursuant to Rule 13.39(4) of the Listing Rules, any votes of the Shareholders at a general meeting must be taken by poll (except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands). The chairman of the AGM will therefore demand a poll for every resolution put to the vote of the AGM pursuant to Article 71 of the Articles. An announcement on the poll vote results will be made by the Company after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

VI.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

VII.	RECOMMENDATION

The Directors consider that all the resolutions proposed in respect of the above, including the proposals for the grant of the General Mandates and the re-election of the retiring Directors are in the best interests of the Company and the Shareholders as a whole. The Directors therefore recommend all Shareholders to vote in favour of all the resolutions set out in the Notice of AGM.

Yours faithfully,
For and on behalf of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

APPENDIX I	EXPLANATORY STATEMENT

This is the explanatory statement, as required by the Listing Rules, to provide the Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the ordinary resolution to approve the Repurchase Mandate. This explanatory statement also constitutes the memorandum required under Section 239 of the Companies Ordinance.

SHARE REPURCHASE RULES

The Share Repurchase Rules provide that all proposed repurchase of securities by a company with listing on the Stock Exchange must be approved in advance by an ordinary resolution of its shareholders in general meeting, either by way of a general mandate or by a specific approval of a particular transaction. A maximum of 10% of the fully paid-up securities of a company as at the date of the passing of the relevant resolution may be repurchased on the Stock Exchange.

SHARE CAPITAL

As at the Latest Practicable Date, the number of Shares in issue was 809,016,643.

Subject to passing of the relevant ordinary resolution and on the basis that no further Shares will be issued or repurchased prior to the AGM, the Company would be allowed to repurchase a maximum of 80,901,664 Shares, equivalent to 10% of the number of the Shares in issue during the Relevant Period (as hereinafter defined) in which the general mandate to repurchase Shares remains in force. Any Shares repurchased pursuant to the general mandate to repurchase Shares must be fully paid-up.

“Relevant Period” means the period from the date of the passing of the relevant ordinary resolution on the general mandate to repurchase Shares until whichever is the earliest of:-

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles, or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the relevant resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

APPENDIX I	EXPLANATORY STATEMENT

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with the Articles, the Listing Rules and the applicable laws of Hong Kong.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, there could be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors is from time to time inappropriate for the Company.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Repurchase Mandate will be in accordance with the Listing Rules and the applicable laws of Hong Kong.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell their Shares to the Company or its subsidiaries under the Repurchase Mandate.

As at the Latest Practicable Date, no connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell their Shares to the Company or its subsidiaries nor have they undertaken not to sell any of the Shares to the Company or its subsidiaries in the event that the Company is authorised to make repurchases of Shares.

EFFECT OF THE TAKEOVERS CODE

If as a result of a Share repurchase, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT

As at the Latest Practicable Date, the controlling Shareholders, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, together with their associates (including Top Group International Limited) beneficially owned 405,428,940 Shares representing approximately 50.11% of the total number of issued Shares and their shareholding will be increased to approximately 55.68% of the total number of issued Shares if the Repurchase Mandate is exercised in full. The Directors believe that such increase would not give rise to an obligation to make a mandatory offer under Rules 26 of the Takeovers Code.

No repurchase would be made by the Company of the Shares without the Stock Exchange’s prior approval if such repurchase would result in less than 25% of the number of the Shares in issue being in public hands.

REPURCHASES OF SHARES MADE BY THE COMPANY

The Company did not repurchase any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the twelve months prior to the Latest Practicable Date were as follows:

	Per Share
	Highest	Lowest
	HK$	HK$
2014
April	2.45	2.12
May	2.41	2.19
June	2.54	2.30
July	2.70	2.43
August	3.15	2.57
September	2.94	2.27
October	3.20	2.24
November	5.00	3.14
December	4.25	3.32
2015
January	3.89	3.07
February	3.48	2.81
March	3.24	2.53
April (up to the Latest Practicable Date)	3.82	2.69

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED
TO BE RE-ELECTED AT THE AGM

The following are the particulars of the Directors proposed to be re-elected at the AGM:

1.	Mr. Wong Wai Kay, Ricky, aged 53, is the co-founder and Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Wong is responsible for overall strategic planning and management of the Group. Mr. Wong has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of the Board of Trustees, United College, The Chinese University of Hong Kong.

As at the Latest Practicable Date, Mr. Wong has personal interest of 15,236,893 Shares, corporate interest, through Top Group International Limited (of which Mr. Wong owns 42.12% interest), of 339,814,284 Shares. Save as disclosed above, Mr. Wong does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Wong has entered into a service contract with the Company and is entitled to a basic monthly salary of HK$288,000, discretionary bonus and pension contribution pursuant to the pension scheme of the Company. He has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The remuneration package entitled by Mr. Wong is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Wong is not related to any directors, senior management, substantial or controlling shareholders of the Company and he did not hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Mr. Wong to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

2.	Mr. Cheung Chi Kin, Paul, aged 57, is the co-founder and Vice Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

As at the Latest Practicable Date, Mr. Cheung has personal interest in 25,453,424 Shares, corporate interest, through Worship Limited (of which Mr. Cheung owns 50% interest), of 24,924,339 Shares. Save as disclosed above, Mr. Cheung does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Cheung has entered into a service contract with the Company and is entitled to a basic monthly salary of HK$288,000, discretionary bonus and pension contribution pursuant to the pension scheme of the Company. He has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The remuneration package entitled by Mr. Cheung is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Cheung is not related to any directors, senior management, substantial or controlling shareholders of the Company and he did not hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Mr. Cheung to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

3.	Ms. Wong Nga Lai, Alice, aged 40, was appointed as the Executive Director, Chief Financial Officer and Company Secretary of the Group in May 2012 and is also a director of certain subsidiaries of the Group. Ms. Wong has extensive experience in financial management, financial reporting and corporate finance. She has overall responsibility for the Group’s finance, treasury, procurement and investor engagement functions. Prior to that, Ms. Wong was the Financial Controller of the Group. Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors.

As at the Latest Practicable Date, Ms. Wong has a personal interest in 50,000 Shares. Save as disclosed above, Ms. Wong does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Ms. Wong has entered into a service contract with the Company and is entitled to a basic monthly salary of HK$150,000 and discretionary bonus. She has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The remuneration package entitled by Ms. Wong is determined by the Remuneration Committee of the Company with reference to her responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Ms. Wong is not related to any directors, senior management, substantial or controlling shareholders of the Company and she did not hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Ms. Wong to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

NOTICE OF AGM

NOTICE IS HEREBY GIVEN that the annual general meeting of Hong Kong Television Network Limited (the “Company”) will be held at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 20 May 2015 at 11:00 a.m. for the following purposes:

Ordinary Business

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the sixteen months period ended 31 December 2014.

2.	To re-elect the retiring Directors and to authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint Messrs. KPMG as auditors of the Company and to authorise the board of directors to fix their remuneration.

Special Business

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

4.	“THAT:-

(a)	subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue and deal with additional shares in the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF AGM

(c)	the aggregate number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the number of shares of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares or offer or issue of warrants, options or other securities of the Company giving rights to subscribe for shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

NOTICE OF AGM

5.	“THAT:

(a)	subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to repurchase its own shares, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company to be repurchased by the Company pursuant to the approval in sub-paragraph (a) of this resolution above during the Relevant Period shall not exceed 10% of the number of shares of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

6.	“THAT, subject to the passing of resolutions Nos. 4 and 5 above, the authority granted to the directors of the Company pursuant to resolution No. 4 above be and is hereby extended by the addition to the aggregate number of shares of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate number of shares of the Company repurchased by the Company under the authority granted pursuant to resolution No. 5 above, provided that such extended amount so repurchased shall not be more than 10% of the aggregate number of shares of the Company in issue as at the date of passing this resolution.”

NOTICE OF AGM

By Order of the Board
Hong Kong Television Network Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 16 April 2015

Registered Office:

13th Floor

Trans Asia Centre

18 Kin Hong Road

Kwai Chung

New Territories

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarised copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.	For the purpose of ascertaining shareholders’ rights of attending and voting at the meeting, the register of members of the Company will be closed from Monday, 18 May 2015 to Wednesday, 20 May 2015, both days inclusive, during which period no transfer of shares shall be effected. In order to entitled to attend and vote at the meeting, all transfer documents accompanied by the relevant share certificates, must be lodged with the Share Registrar, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 15 May 2015.

5.	With regard to item 2 in this notice, the board of directors of the Company proposes that the retiring directors, namely Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Ms. Wong Nga Lai, Alice be re-elected as Directors of the Company. The biographical details of these Directors are set out in Appendix II to the circular of the Company to the shareholders dated 16 April 2015.

6.	As at the date of this notice, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

I/We (Note 1)

of

being the registered holder(s) of (Note 2)                                                                                                                 shares (the “Shares”) of

Hong Kong Television Network Limited (the “Company”), HEREBY APPOINT (Note3) THE CHAIRMAN OF

THE MEETING or

of                                                                                                                                                                                                                        as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting (the “Meeting”) of the Company to be held at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 20 May 2015 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated (Note 4):

RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the sixteen months ended 31 December 2014.

2.

(a)    To re-elect Mr. Wong Wai Kay, Ricky as a director of the Company.

(b)    To re-elect Mr. Cheung Chi Kin, Paul as a director of the Company.

(c)    To re-elect Ms. Wong Nga Lai, Alice as a director of the Company.

(d)    To authorise the board of directors of the Company to fix the directors’ remuneration.

3.	To re-appoint Messrs. KPMG as auditors of the Company and to authorise the board of directors to fix their remuneration.

4.	To grant a general mandate to the directors to issue shares or securities convertible into shares of the Company.

5.	To grant a general mandate to the directors to repurchase shares of the Company.

6.	To extend the general mandate to the directors to issue shares and securities convertible into shares of the Company in resolution No.4 by the amount of shares repurchased under the general mandate to the directors to repurchase shares in resolution No.5.

Date	Signature (Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.
2.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3.	If any proxy other than the chairman of the Meeting is preferred, strike out “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy does not need to be a member of the Company but must attend the Meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6.	To be valid, this completed and signed form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment meeting, as the case may be.
7.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, then one of the said holders so present whose name stands first on the register of members of the Company in respect of such shares of the Company shall alone be entitled to vote in respect thereof.
8.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or adjourned meeting if you so wish.If you attend and vote at the Meeting, the authority of your proxy will be revoked.